BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

December 7, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	RMG Acquisition Corporation II (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-249342)

Dear Mr. Regan:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on December 9, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 785 copies of the preliminary prospectus dated December 2, 2020 (the “Preliminary Prospectus”) as of December 9, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

[Signature Page to Acceleration Request Letter]

BARCLAYS CAPITAL INC.

By:	/s/ Robert Stowe
	Name:	Robert Stowe
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]